Filed with the Securities and Exchange Commission on November 8, 2010

1933 Act File No. 333-165590

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.   ☐

Post-Effective Amendment No. 1 ☒

Rivus Bond Fund

(Exact Name of Registrant as Specified in Charter)

113 King Street

Armonk, NY 10504

(Address of Principal Executive Officers:

Number, Street, City, State, Zip code)

(914) 273-4545

(Registrant’s Telephone Number, Including Area Code)

Clifford D. Corso

113 King Street

Armonk, NY 10504

(Name and Address of Agent For Service)

with copies to:

Joseph V. Del Raso, Esq. Pepper Hamilton LLP 3000 Two Logan Square Philadelphia, PA 19103	John V. O’Hanlon, Esq. Dechert LLP 200 Clarendon Street, 27th Fl. Boston, MA 02116

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

RIVUS BOND FUND

FORM N-14

CONTENTS OF REGISTRATION STATEMENT ON FORM N-14

This Registration Statement consists of the following papers and documents:

Cover Sheet

Contents of Registration Statement on Form N-14

Explanatory Note

Part C — Other Information

Signature Page

Exhibits

EXPLANATORY NOTE

Parts A and B of the Registration Statement on Form N-14 for Rivus Bond Fund, each in the form filed on May 3, 2010 (File No. 333-165590), as supplemented August 20, 2010 and August 26, 2010, are incorporated herein by reference.

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 for Rivus Bond Fund is being filed for the purpose of filing the opinion of Pepper Hamilton LLP as to tax matters.

PART C

OTHER INFORMATION

Item 15.                 Indemnification

Section 3803 of the Delaware Statutory Trust Act and Article 9 of the Registrant’s Declaration of Trust, filed as Exhibit 2(a) to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (“SEC”) on January 27, 2009, provides for the indemnification of the Registrant’s trustees and officers for liabilities and expenses that they may incur in such capacities.  In general, the Registrant will indemnify its trustees and officers against any liability except where indemnification would be expressly prohibited by law or to the extent such liability arises out of a trustee’s or officer’s bad faith, willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.  The Registrant has purchased insurance insuring its trustees and officers against certain liabilities incurred in their capacities as such, and insuring the Registrant against any payments which it is obligated to make to such persons under the foregoing indemnification provisions.

Section 7 of the Investment Advisory Agreement, filed as Exhibit 2(g) to the Registrant’s Registration Statement on Form N-2 filed with the SEC on January 27, 2009, provides for the Trust to indemnify the Adviser for certain liabilities in connection with rendering services under the agreement except to the extent such liability arises out of the Adviser’s willful misfeasance, bad faith, gross negligence, or reckless disregard of the performance of duties of the Adviser to the Fund.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.                 Exhibits

Exhibits:

(1)                         Agreement and Declaration of Trust. (1)

(2)                         Bylaws. (1)

(3)                         Not applicable.

(4)                         Form of Agreement and Plan of Reorganization is incorporated herein as Appendix A to the combined Proxy Statement/Prospectus.

(5)                         (i)                     See Articles 3, 7 and 8 of the Agreement and Declaration of Trust. (1)

(ii)                 See Articles 3, 8 and 9 of the Bylaws. (1)

Part C-1

(6)                         Investment Advisory Agreement between the Fund and Cutwater Asset Management Corp. (f/k/a MBIA Capital Management Corp.) (1)

(7)                         Not applicable.

(8)                         Not applicable.

(9)                         Custodian Services Agreement between the Fund and PFPC Trust Company. (1)

(10)                   Not applicable

(11)                   Consent and opinion of Pepper Hamilton LLP as to legality of shares. (5)

(12)                   Opinion of Pepper Hamilton LLP as to tax matters. (2)

(13)                   (i)                    Transfer Agency Services Agreement between the Fund and PNC Global Investment Servicing, Inc. (formerly, PFPC Inc.) (“PNC Global”). (1)

(ii)                 Administration and Accounting Services Agreement between the Fund and PNC Global. (1)

(14)                   (i)                     Consent of Acquiring Fund’s independent registered public accounting firm. (5)

(ii)                 Consent of Acquired Fund’s independent registered public accounting firm. (5)

(iii)              Consent of Dechert LLP, Counsel to the Acquired Fund. (5)

(15)                   Not applicable.

(16)                   (i)                      Power of Attorney dated March 17, 2010. (3)

(ii)                 Power of Attorney dated March 31, 2010. (4)

(17)                   Form of Proxy Card. (5)

(1)         Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on January 27, 2009 (File No. 811-02201 and Accession No. 0000950133-09-000130).

(2)         Filed herewith.

(3)         Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed with the SEC on March 19, 2010 (File No. 333-165590 and Accession No. 0001104659-10-015481).

(4)   Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed with the SEC on April 12, 2010 (File No. 333-165590 and Accession No. 0001104659-10-019166).

(5)   Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed with the SEC on May 3, 2010 (File No. 333-165590 and Accession No. 0001104659-10-024381).

Item 17.                 Undertakings

1.                                      The undersigned registrant agrees that prior to any public offering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.                                      The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered

Part C-2

therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

Part C-3

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to Rivus Bond Fund’s registration statement on Form N-14 has been signed on behalf of the registrant, in the City of Armonk, and State of New York, on the 8th day of November, 2010.

RIVUS BOND FUND

By:	/s/ Clifford D. Corso
Clifford D. Corso
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)		(Title)	(Date)

/s/ Clifford D. Corso		President and Chief Executive Officer	November 8, 2010
Clifford D. Corso		(Principal Executive Officer)

/s/ Joseph L. Sevely		Vice President, Treasurer and Chief Financial Officer	November 8, 2010
Joseph L. Sevely		(Principal Financial Officer)

/s/ W. Thacher Brown	*	Trustee	November 8, 2010
W. Thacher Brown

/s/ Morris Lloyd Jr.	*	Trustee	November 8, 2010
Morris Lloyd, Jr.

/s/ Ellen D. Harvey	**	Trustee	November 8, 2010
Ellen D. Harvey

/s/ Suzanne P. Welsh	*	Trustee	November 8, 2010
Suzanne P. Welsh

* By:	/s/ Clifford D. Corso
Clifford D. Corso, pursuant to a power of attorney dated March 17, 2010.

** By:	/s/ Clifford D. Corso
Clifford D. Corso, pursuant to a power of attorney dated March 31, 2010.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(12)	Opinion of Pepper Hamilton LLP as to tax matters.